Southern Company Services
                           241 Ralph McGill Boulevard
                                Atlanta, GA 30308
                                  404-506-7146

December 17, 2004


                              THE SOUTHERN COMPANY
                              ALABAMA POWER COMPANY
                              GEORGIA POWER COMPANY
                               GULF POWER COMPANY
                            MISSISSIPPI POWER COMPANY
                    SAVANNAH ELECTRIC AND POWER COMPANY Form
                             U-1 - File No. 70-10009


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

The Southern Company and the Operating Affiliates (as defined in Amendment No. 2 to the Form U-1 in the file referenced above) hereby request that the application or declaration filed in the above referenced file be withdrawn. This letter should be considered as Amendment No. 3 in such file.


Yours very truly,


THE SOUTHERN COMPANY                        GULF POWER COMPANY


/s/Tommy Chisholm                           /s/Wayne Boston
Tommy Chisholm, Secretary                   Wayne Boston,  Assistant Secretary


ALABAMA POWER COMPANY                       MISSISSIPPI POWER COMPANY


/s/Wayne Boston                             /s/Wayne Boston
Wayne Boston,  Assistant Secretary          Wayne Boston,  Assistant Secretary


GEORGIA POWER COMPANY                       SAVANNAH ELECTRIC AND POWER COMPANY


/s/Wayne Boston                             /s/Wayne Boston
Wayne Boston,  Assistant Secretary          Wayne Boston,  Assistant Secretary